UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2020

HAYMAKER ACQUISITION CORP. II

(Exact name of registrant as specified in its charter)

Delaware	001-38931	83-3642865
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

650 Fifth Avenue, Floor 10 New York, New York		10019
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 616-9600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	HYACU	The NASDAQ Stock Market LLC
Class A Common Stock, par value $0.0001 per share	HYAC	The NASDAQ Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock for $11.50 per share	HYACW	The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure

Attached as Exhibit 99.l to this Current Report on Form 8-K, and incorporated into this Item 7.01 by reference, is a copy of an updated investor presentation (the “Investor Presentation”), dated October 2020, that will be used in connection with the previously announced business combination (the “Business Combination”) of Arko Holdings Ltd. (“Arko”) and GPM Investments, LLC (“GPM”) with Haymaker Acquisition Corp. II (“Haymaker”) pursuant to the Business Combination Agreement, dated September 8, 2020, by and among ARKO Corp., Arko, Haymaker, Punch US Sub, Inc. and Punch Sub Ltd. The Investor Presentation was revised following Arko and GPM’s acquisition of Empire Petroleum Partners’ (“Empire”) fuel distribution business and retail locations.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of Haymaker under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Additional Information and Where to Find It

ARKO Corp. filed a registration statement on Form S-4 (File No. 333-248711), which includes a preliminary prospectus with respect to ARKO Corp.’s securities to be issued in connection with the Business Combination and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the Business Combination (as amended, the “Haymaker proxy statement/prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). In addition, Arko filed a proxy statement (the “Arko proxy”), which includes reference to the Haymaker proxy statement/prospectus, with the Israel Securities Authority (the “ISA”) on September 22, 2020. ARKO Corp., Haymaker, GPM and Arko urge investors and other interested persons to read the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents will contain important information about the Business Combination. The Haymaker proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Haymaker as of a record date to be established for voting on the Business Combination. The Haymaker proxy statement statement/prospectus can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

ARKO Corp., Haymaker, Arko, GPM and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Haymaker’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Haymaker’s stockholders in connection with the Business Combination is also contained in the Haymaker proxy statement/prospectus.

No Offer or Solicitation

These materials shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. These materials shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of ARKO Corp., Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, including projected financial information (which was not audited or reviewed by auditors), and anticipated financial impacts of the Empire acquisition or the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of ARKO Corp., Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Haymaker and Arko or other conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the Business Combination and (y) the business of Arko and the combined company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of ARKO Corp.’s common stock on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for Arko’s and the combined company’s services together with the possibility that Arko or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the Business Combination; (13) risks and uncertainties related to Arko’s business, including, but not limited to, changes in fuel prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; (14) failure to realize the expected benefits of the acquisition of Empire; (15) failure to promptly and effectively integrate Empire’s business; (16) the potential for unknown or inestimable liabilities related to the Empire business; and (17) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus and (y) other documents filed or to be filed with the SEC by Haymaker and with the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. ARKO Corp., Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Investor Presentation, dated October 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 22, 2020

HAYMAKER ACQUISITION CORP. II

By:	/s/ Christopher Bradley
Name:	Christopher Bradley
Title:	Chief Financial Officer

INVESTOR PRESENTATION OCTOBER 2020 Exhibit 99.1

Disclaimer This investor presentation (“Investor Presentation”) and any oral statements made in connection with this Investor Presentation are for informational purposes only and do not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other financial instruments of Haymaker Acquisition Corp. II (“Haymaker” or “we”) or Arko Holdings Ltd. (“Arko”) or any of Arko’s or Haymaker’s affiliates’ (as such term is defined under the U.S. federal securities laws) securities. This Investor Presentation has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination of Arko and Haymaker (the “Business Combination”), and for no other purpose. The information contained herein does not purport to be all-inclusive. The data contained herein is derived from various internal and external sources. No representation is made as to the reasonableness of the assumptions made within or the accuracy or completeness of any projections, modeling or any other information contained herein. All levels, prices and spreads are historical and do not represent current market levels, prices or spreads, some or all of which may have changed since the issuance of this document. Any data on past performance, modeling contained herein is not an indication as to future performance. Arko and Haymaker assume no obligation to update the information in this Investor Presentation. Neither Arko nor Haymaker accepts any liability whatsoever for any losses arising from the use of this Investor Presentation or reliance on the information contained herein. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. Any offer to sell securities will be made only pursuant to a definitive Subscription Agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended, for offers and sales of securities that do not involve a public offering. The communication of this Investor Presentation is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representation or warranty (whether expressed or implied) has been made by Haymaker, Arko or any of their respective affiliates with respect to the matters set forth in this Investor Presentation, and the recipient disclaims any such representation or warranty. Use of Projections This Investor Presentation contains financial forecasts, including with respect to estimated revenues, EBITDA, and Adjusted EBITDA for GPM Investments, LLC (“GPM”) for fiscal years 2020 and 2021. Neither GPM’s nor Arko’s independent auditors, nor the independent registered public accounting firm of Haymaker, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections should not be relied upon as being necessarily indicative of future results. In this Investor Presentation, certain of the above-mentioned estimated information has been repeated (subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Arko, GPM, Haymaker or the combined company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Investor Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Additional Information and Where to Find It ARKO Corp. filed a registration statement on Form S-4 (File No. 333-248711), which includes a preliminary prospectus with respect to ARKO Corp.’s securities to be issued in connection with the Business Combination and a proxy statement with respect to Haymaker’s stockholder meeting to vote on the Business Combination, as amended (the “Haymaker proxy statement/prospectus”), with the SEC. In addition, Arko filed a proxy statement (the “Arko proxy”), which includes reference to the Haymaker proxy statement/prospectus, with the Israel Securities Authority (the “ISA”) on September 22, 2020. ARKO Corp., Haymaker, GPM and Arko urge investors and other interested persons to read the Haymaker proxy statement/prospectus and the Arko proxy, as well as other documents filed with the SEC and the ISA, because these documents will contain important information about the Business Combination. The Haymaker proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Haymaker as of a record date to be established for voting on the Business Combination. The Haymaker proxy statement statement/prospectus can be obtained, without charge, at the SEC’s web site (http://www.sec.gov). Participants in the Solicitation ARKO Corp., Haymaker, Arko, GPM and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Haymaker stockholders in connection with the Business Combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Haymaker’s directors and officers in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 19, 2020 and is available free of charge at the SEC’s web site at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Haymaker’s stockholders in connection with the Business Combination is also contained in the Haymaker proxy statement/prospectus.

Disclaimer Forward Looking Statements These materials include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the businesses of ARKO Corp., Haymaker, Arko and GPM may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance, including projected financial information (which was not audited or reviewed by auditors), and anticipated financial impacts of the Empire acquisition or the Business Combination, the satisfaction of the closing conditions to the Business Combination, and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of ARKO Corp., Haymaker, Arko and GPM, and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination, (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of Haymaker and Arko or other conditions to closing; (4) the impact of the COVID-19 pandemic on (x) the parties’ ability to consummate the Business Combination and (y) the business of Arko and the combined company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with the Business Combination; (6) the inability to obtain or maintain the listing of ARKO Corp.’s common stock on Nasdaq following the Business Combination; (7) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the demand for Arko’s and the combined company’s services together with the possibility that Arko or the combined company may be adversely affected by other economic, business, and/or competitive factors; (12) the number of shares submitted for redemption by Haymaker’s stockholders in connection with the stockholder meeting to approve the Business Combination; (13) risks and uncertainties related to Arko’s business, including, but not limited to, changes in fuel prices, the impact of competition, environmental risks, restrictions on the sale of alcohol, cigarettes and other smoking products and increases in their prices, dependency on suppliers, increases in fuel efficiency and demand for alternative fuels for electric vehicles, failure by independent outsider operators to meet their obligations, acquisition and integration risks, and currency exchange and interest rates risks; (14) failure to realize the expected benefits of the acquisition of Empire; (15) failure to promptly and effectively integrate Empire’s business; (16) the potential for unknown or inestimable liabilities related to the Empire business; and (17) other risks and uncertainties included in (x) the “Risk Factors” section of the Haymaker proxy statement/prospectus and (y) other documents filed or to be filed with the SEC by Haymaker and with the ISA by Arko. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. ARKO Corp., Haymaker, Arko, and GPM do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based. No Offer or Solicitation These materials shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. These materials shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Industry and Market Data Industry and market data used in this Investor Presentation have been obtained from third-party industry publications and sources, including reports by market research firms. Neither Haymaker, Arko nor GPM has independently verified the information and data obtained from these sources and cannot assure you of the data’s accuracy or completeness. This information and data is subject to change. Use of Non-GAAP Financial Metrics This Investor Presentation includes non-GAAP financial measures for GPM which do not conform to SEC Regulation S-X in that it includes financial information (such as Adjusted EBITDA and Pro Forma Adjusted EBITDA) not derived in accordance with U.S. generally accepted accounting principles (“GAAP”). Accordingly, such information and data will be adjusted and presented differently in the Haymaker proxy statement/prospectus. GPM believes that the presentation of non-GAAP measures provides information that is useful to investors as it indicates more clearly the ability of GPM to meet capital expenditure and working capital requirements and provides an additional tool for investors to use in evaluating ongoing operating results and trends. Other companies may calculate Adjusted EBITDA, Pro Forma Adjusted EBITDA, and other non-GAAP measures differently, and therefore GPM's Adjusted EBITDA, Pro Forma Adjusted EBITDA, and other non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Investors should review the Arko's audited and interim financial statements, which will be presented in the Haymaker proxy statement/prospectus, and not rely on any single financial measure to evaluate their respective businesses.

Other Information Parties Involved in the Transaction Prior to the closing of the business combination, Arko Holdings Ltd., a holding company, owns a majority of the outstanding equity of GPM Investments, LLC, which is the entity responsible for operating the business described in this presentation. Following the closing of the business combination, Arko Holdings Ltd., GPM Investments, LLC (inclusive of Empire Petroleum’s business), and Haymaker will be direct or indirect wholly-owned subsidiaries of a newly formed parent company, ARKO Corp., a Delaware corporation, whose common stock will be listed on Nasdaq under the ticker symbol ARKO. All references to ARKO made throughout this presentation refer to the operations of GPM Investments, LLC. Overview of Material Changes to the Presentation This version of the Investor Presentation revises the previously filed Investor Presentation (9/9/2020) to reflect the following: All references to the Empire transaction have been updated to reflect its closing (10/6/20) EBITDA guidance and same-store sales have been updated on slide 27 to reflect current performance Slide 45 was added to bridge to the pro forma capitalization of ARKO Other immaterial wording and descriptive information changes have been made throughout the presentation

Today’s Participants ARKO TEAM HAYMAKER TEAM ARIE KOTLER Founder, Director, CEO & President DON BASSELL CFO Acquired GPM Investments, LLC in 2011 at which time it operated and supplied 320 sites Seasoned executive experienced in international financial markets and publicly-traded companies/entities CEO and Chairman of Arko Holdings Ltd. since 2005, a public company traded on the Tel Aviv Stock Exchange Spearheaded various real estate and fuel transactions totaling over $2 billion Grew ARKO to 1,400 current sites through a series of 17 acquisitions Deep experience and expertise in convenience store operations Served as CFO of ARKO since April 2014 and previously from 2004 through 2010 Oversees accounting, finance, tax, treasury and financial reporting Served as the CFO of Mid-Atlantic Convenience Stores (Catterton-backed and sold to Sunoco in 2013) Served in a wide variety of financial, treasury and MIS roles with major oil companies, other distributors, and service providers Over 35 years of experience in petroleum, convenience stores, refining and fuel distribution businesses STEVEN J. HEYER CEO & Executive Chairman ANDREW R. HEYER President & Director Former CEO of Starwood Hotels & Resorts Worldwide Former President and COO of the Coca-Cola Company Former President and COO of Turner Broadcasting System (Member of AOL Time Warner’s Operating Committee) Former President and COO of Young & Rubicam Advertising Former SVP and Managing Partner of Booz Allen & Hamilton, led worldwide marketing practice CEO and Founder of Mistral Equity Partners Founding Managing Partner of Trimaran Capital Partners Former Vice Chairman of CIBC World Markets Corp. Founder and former Managing Director of the Argosy Group Previously Managing Director at Drexel Burnham Lambert Incorporated In 2019, completed business combination between OneSpaWorld and Haymaker Acquisition Corp., the first SPAC led by Steven and Andrew

Why Haymaker Loves ARKO 1 Leader in the Highly Attractive Convenience Store Sector 2 Successful, Differentiated Strategy Embracing Community C-Store Brands 3 Demonstrated History of Rapid, High-ROI Growth Led by Reputation as an Acquiror of Choice 4 Significant Embedded Growth via Empire Acquisition & Remodel Opportunity 5 Founder-Led Management Team with Public Company Experience and Strong Shareholder Alignment 6 Attractive Valuation with Existing World-Class Investors Committed to Roll 100% of Holdings 7 Low Minimum Cash, Aligned Sponsor Economics and Committed Rollover to Close

Transaction Summary Note: Transaction summary includes the acquisition of the Empire Petroleum business; assumes no Haymaker shareholder redemptions. Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. Includes real estate and equipment capital leases. 1.0 million founder shares have been cancelled; 4.0 million founder shares will only be issued upon achieving the following milestones and are thus excluded from pro forma share count: 2.0 million withheld until share price reaches $13.00 (and cancelled if not achieved in five years), another 2.0 million will be withheld until stock price reaches $15.00 (and cancelled if not achieved in seven years). Assumes ~21% cash elections from Arko Holdings Ltd. public shareholders, 10% cash elections from both Arie Kotler and Morris Willner, and 100% equity-roll from GPM’s minority investors. Implied total enterprise value of ~$2 billion or ~9x 2021E Pro Forma Adjusted EBITDA(1)(2) Pro forma net debt of $361 million (excluding capital leases) or 1.7x 2020E Pro Forma Adjusted EBITDA(1) Transaction closing expected in Q4 of 2020 EBITDA CAGR EV / EBITDA ENTERPRISE VALUE / 2021E PRO FORMA ADJ. EBITDA ADJ. EBITDA CAGR (2016-2020E) ~29% (1) (1)

Transaction Summary (Cont’d) Note: Transaction summary includes the acquisition of the Empire Petroleum business; assumes no Haymaker shareholder redemptions. 1.0 million founder shares have been cancelled; 4.0 million founder shares will only be issued upon achieving the following milestones and are thus excluded from pro forma share count: 2.0 million withheld until share price reaches $13.00 (and cancelled if not achieved in five years), another 2.0 million will be withheld until stock price reaches $15.00 (and cancelled if not achieved in seven years). Existing GPM shareholders include Davidson Kempner, Ares, and Harvest Partners. Includes $32 million of posted cash collateral; does not include Arko Holdings Ltd. cash. Arko Holdings Shareholders electing to receive cash receive cash subject to a 15% discount. Current institutional shareholders at GPM have elected to roll 100% of current equity holdings in the Company Arie Kotler, Chairman and CEO, has elected to roll ~90% of current equity holdings and will be largest individual shareholder Sponsor has elected to extinguish 1 million founder shares and defer 4 million founder shares until share price reaches certain milestones (1) MAXIMUM CASH OUT AT CLOSING (2)

Competitive Differentiators: Unique Value Proposition One of the largest and most active consolidators in the convenience store industry with a proven track record of successful integration and exceptional return on capital Unique focus on secondary and tertiary markets with differentiated approach to preserve community brands and align capital investment with local market needs Diversified, contiguous markets of operation Highly strategic Empire acquisition improves cash flow stability and enhances ARKO’s position as the acquiror of choice Sector “sweet-spot”: Large enough to benefit from economies of scale, but small enough to outperform market growth rates Embedded growth opportunities via recently completed Empire acquisition, renewed marketing focus and significant store remodel program Current under-penetration of proprietary foodservice presents opportunity to expand offerings in response to changing consumer behavior amidst the “new normal”

World-Class Investor Base Rolling 100% Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. Sophisticated, leading institutional investors have backed the Company and have earned substantial returns As a group, they have elected to roll 100% of their current equity holdings into the proposed transaction Additional public shareholders will now have an opportunity to participate in the next phase of the Company’s rapid growth TRACK RECORD OF DELIVERING ON PROMISES TO SOPHISTICATED INVESTORS ($ in millions) 123% Increase ~117% Increase Excludes contribution from Empire

RAPIDLY GROWING LEADER IN U.S. C-STORE INDUSTRY

ARKO: A Rapidly Growing Leader in the U.S. Convenience Store Industry According to CSP’s Top 202 Convenience Stores 2020; includes only company-operated locations. Reflects ARKO’s store count as of 6/30/20 and Empire’s store count as of 10/6/20. Includes full year contribution of Empire. Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. Reflects ARKO’s store count as of 6/30/20 and Empire’s store count as of 10/6/20; excludes 1,580 wholesale locations. TOP U.S. CONVENIENCE STORE OPERATORS(1) 1 2 3 4 5 6 7 8 9 10 RANK COMPANY / CHAIN 9,364 5,933 3,900 2,181 1,679 1,489 1,350(5) 1,017 942 880 6.1% 3.9% 2.6% 1.4% 1.1% 1.0% 0.9% 0.7% 0.6% 0.6% U.S. STORE COUNT 777 1,023 1,103 1,341 1,400 Retail Sites Wholesale Sites 2,930 LARGE, RAPIDLY GROWING NETWORK LEADING U.S. CONVENIENCE STORE OPERATOR DIVERSE GEOGRAPHIC FOOTPRINT 2,930 sites across 33 states and Washington D.C.; network expanded ~4.4x over past seven years (location total) 7th 33 2,930 ~$1.6 Billion Largest U.S. Convenience Store Operator(1) Total sites, including 1,350 retail stores and 1,580 dealer-operated / ARKO-supplied sites(2) States of Operation 2020E Pro Forma In-Store Sales(3) ~2.1 Billion ~$215 Million 2020E Pro Forma Fuel Gallons Sold(3) 2020E Pro Forma Adj. EBITDA(4) 15%+ Retail Site 5-Year CAGR (2)

Entrenched, Local Brands Plus Benefits of Participation in Large Network ~48 Years Average Local Brand History ROI-Focused Acquiror of Choice Differentiated Strategy Preserves Long-Established Community Brand Equity Centralized Procurement and Merchandising Leverage Network Scale Optimized Purchasing and High-Performing In-Store Product Offerings Drive ROI Common Loyalty Program Enables Network-Wide Promotions and Marketing Initiatives

Multi-Faceted Growth Strategy Highly fragmented U.S. convenience store industry Well-developed acquisition and integration capabilities Ability to acquire both small and large chains; ARKO reviews all opportunities Actionable pipeline of opportunities In-house M&A team performs in-depth reviews of ~30 opportunities per annum CONTINUE CORE ACQUISITION STRATEGY AGGRESSIVE REMODEL OPPORTUNITY Team built to optimize acquired assets; remodel prototype underway Traffic counts and demographics analyzed to identify ~700 candidates Foodservice will be a key feature of store reinvestment program 360 sites to be remodeled over the next three to five years Conservatively estimating ~$72 million of incremental EBITDA and pre-tax ROI of 20%+ Low overhead wholesale operations Enhances cash flow stability (long-term contracts) and diversification Widens range of acquisition targets; certain competing consolidators cannot acquire wholesale operations Scale enhances leverage with suppliers and synergy potential ~$20 million annually $70 million + over three to five years > $60 million ROBUST WHOLESALE PLATFORM: EMPIRE ACQUISITION EXPECTED INCREMENTAL EBITDA

Acquiror-of-Choice in Highly Fragmented Industry with a Long Runway of Opportunities Ahead National Association of Convenience Stores (“NACS”) 2018 NACS State of the Industry Report. Data from CSP’s Top 202 Convenience Stores 2020. Reflects ARKO’s store count as of 6/30/20 and Empire’s store count as of 10/6/20; excludes 1,580 wholesale locations. Fragmented industry of 152,720 convenience stores 18 acquisitions completed since 2013 Store base grown ~4.4x in seven years Highly fragmented market 72% of industry comprised of <50 store chains Record current M&A activity in the sector Wholesale platform widens range of acquisition targets (26,000) (9,200) (7,650) (13,750) (96,000) U.S. CONVENIENCE STORE COMPOSITION BY CHAIN SIZE(1) ARKO’S SUCCESSFUL HISTORY OF GROWTH Long Tail of 125,000+ Total Convenience Stores ROBUST CONSOLIDATION OPPORTUNITY(2) Top 10 convenience store operators control less than 20% of the store base in the U.S. (3)

Dedicated M&A Team with Well-Developed Target Diligence, Transaction Execution, and Integration Capabilities Sample size based on 14 transactions completed before 2019. Gas Mart, Road Ranger, Arey Oil, and Hurst Harvey stores rebranded post-closing under Company’s existing brands. Includes Broyles Hospitality locations, a seven unit Dunkin’ franchisee in Tennessee and Virginia. Empire store count at closing (as of 10/6/20). 6.6X 18 16 IN-HOUSE M&A TEAM Historical Gross Purchase Multiple(1) Acquisitions Since 2013 Regional C-Store Banners with Extensive Experience ARKO has consistently acquired quality assets at attractive multiples relative to publicly disclosed industry transactions. The Company has exercised demonstrable price discipline and creative approaches to transaction structuring which has resulted in attractive returns over time Stores Acquired: 301 0 211 106(3) 1,537(4) 87 289 264 (2) (2) (2) (2)

Exceptional Return on Capital: Sustained Price Discipline Augmented by Significant Synergy Opportunities ARKO has maintained purchase price discipline over time and focused intently on capturing cost savings and synergies post-transaction. Thorough diligence on the front end has been key to avoid mis-pricing assets that erode the Company’s ability to meet return hurdles. Looking forward, the scale of the platform will enable the Company to achieve greater levels of synergies. Meaningful arbitrage between synergized purchase price multiples and anticipated trading levels for ARKO is expected to create substantial shareholder value AVERAGE ARKO PURCHASE MULTIPLES(1) Note: Sample size based on 14 transactions (excludes 2019 and 2020 acquisitions for lack of visibility into post-transaction performance); “Net” multiple based on EBITDA generated one-year after closing of acquisitions and is illustrated as a weighted average across all transactions. Purchase price based on store-level EBITDA. Before incremental G&A expenses from acquisitions; capital reduced by value structured real estate financing. 38.2% Return on Capital(2) (2) Identify strategic opportunities Execute the right deals at the right prices Efficient integration Aggressively extract synergies Deleverage ARKO’S DISCIPLINED APPROACH TO M&A

Capturing Synergies Has and Will Continue to Create Substantial Value HURST HARVEY VPS – SOUTHEAST DIVISION AREY OIL Fuel Margin In-Store Margins(1) Store-Level EBITDA 2.8x Reduction 0.6x Reduction MULTIPLE REDUCTION AS SYNERGIES ARE REALIZED 2.4x Reduction +10.7¢ +3.6¢ +3.9¢ +9.8% (0.5%)(2) 4.2% +90% +31% +69% Purchase Price: $8.7 million Geography: NC & SC Sites: 8 Purchase Price: $45.9 million Geography: NC, SC, TN, & VA Sites: 296 Purchase Price: $4.8 million Geography: VA Sites: 5 ($ in millions) ARKO’s scale and purchasing power are leveraged to significantly improve the performance of acquired operations In-store margin does not include adjustments for inventory over/short, spoilage, or deferred loyalty sales. ARKO adopted an alternate cigarette pricing strategy post-transaction, voluntarily sacrificing profit margin for higher volumes to drive store traffic.

Roughly Half of Existing Stores Are Candidates for High Return Store Remodel Program Will include select raze & rebuilds. Following significant acquisition growth, ARKO is re-investing in the in-store experience with numerous initiatives to drive sales and enhance returns Significant, embedded growth opportunity with high return store refresh program SIGNIFICANT STORE REMODEL PROGRAM(1) PROGRAM OVERVIEW Identified ~700 total candidates after analysis of traffic counts, local demographic information and remodel feasibility studies Plans to spend ~$360 million over next three to five years with an anticipated return on capital of at least 20%; estimated ~$72 million of EBITDA upside over three to five years Program will emphasize brand development with regional brands featured alongside national ARKO brand for network consistency Emphasis on enhanced foodservice offering ($ in millions) 0.8% % of Current Stores 4.7% 12.6% 20.4% 28.3% ESTIMATED CUMULATIVE EBITDA UPLIFT TOTAL STORES REMODELED OVER TIME Cumulative # of Remodeled Stores

Remodeling Efforts in the Past Have Generated Exceptional Returns Note: ROI defined as EBITDA lift divided by total investment. Follows a three month re-opening period. Store #57 located in Quinton, Virginia. STORE 27 – “SOFT” REMODEL STORE 33 – “HARD” REMODEL STORE 57 – RAZE & REBUILD Investment: $199.5 ROI: 28.1% Payback: 3.6 years Investment: $358.6 ROI: 60.2% Payback: 1.7 years Investment: $2,174.0 ROI: 28.6% Payback: 3.5 years ($ in 000’s) +$56k (20%) +$216k (47%) +$623k ARKO HAS EXPERIENCED SIGNIFICANT SUCCESS WITH PAST REMODEL EFFORTS GENERATING RETURNS IN THE ~30% TO 60% RANGE BEFORE(2) AFTER(2) EBITDA EBITDA EBITDA (1)

Continued Enhancement of Product Offering and Customer Engagement ARKO also operates gaming machines at 12 sites in Illinois. GAMING INTRODUCTION Machines installed at 65 Virginia stores play beginning July 1, 2020(1) PRIVATE LABEL EXPANSION & ESSENTIAL ITEMS High margin snacks and packaged beverages and post-pandemic essential items LOYALTY PROGRAM ENHANCEMENT Launch of revised customer relationship-focused program in September PLANOGRAMMING Data-driven placement of top-selling SKUs across all categories with regional customization ENHANCED FOODSERVICE Expansion of proprietary and franchised foodservice offerings PRODUCT MIX OPTIMIZATION Optimized space planning, movement analysis and forward-looking category mix in post-pandemic world MOBILE ORDER / CURBSIDE PICKUP Rolling out mobile capabilities at 250+ stores PROMOTIONAL EVENTS Popular promotions in tandem with loyalty program expansion Numerous in-store sales growth and margin enhancement opportunities exist across the Company’s expansive footprint; despite its size, ARKO is extremely nimble as evidenced by its ability to fully stock stores with essential items ahead of competitors at the onset of the pandemic

Welcoming, Attractive In-Store Presentation

Current Business Mix is Diversified and Stable, Magnified by Strategic Empire Petroleum Combination Note: Figures on pie chart do not add to 100% due to rounding. Reflects ARKO’s store count as of 6/30/20 and Empire’s store count as of 10/6/20. Based on Empire’s 2019 financials. ARKO STANDALONE BUSINESS ARKO + EMPIRE PETROLEUM MERCHANDISE GROSS PROFIT MIX (FY19) DIVERSIFIED GROSS PROFIT MIX IN EXISTING GPM BUSINESS HISTORICALLY STABLE FUEL MARGINS GROSS PROFIT MIX (FY19) 33 States & Washington, D.C. 2,930 Stores(1) (1,350 Retail, 1,580 Wholesale) COMBINED EMPIRE ACQUISITION ADDS ADDITIONAL SCALE, ENHANCES CASH FLOW STABILITY, AND GREATLY EXPANDS ARKO’S EXPOSURE TO WHOLESALE FUEL DISTRIBUTION OPERATIONS (cents per gallon) ~1 Billion Fuel volume pre-transaction (FY20E) ~2.1 Billion Fuel volume including Empire Petroleum(2) Empire acquisition doubled Company’s scale Retail Sites Wholesale Sites ARKO New Empire states (1)

Empire Petroleum: Highly Strategic Combination that Meaningfully Increases the Company’s Scale Empire store count at closing (as of 10/6/20). Per management estimates; super-jobbers defined as fuel distributors with volumes greater than 1 billion gallons annually and significant scale with multiple major oil companies. Based on Empire’s 2019 financial results. Excludes five year deferred payment of $20.0 million and potential post-closing contingent amounts of up to an additional $45 million. (gallons in millions) ARKO HISTORICAL TOTAL FUEL VOLUME EMPIRE COMPANY OVERVIEW Acquired Volume TRANSFORMATIVE TRANSACTION Announced: 12/17/19 Closed: 10/6/20 Purchase Price: $353 million(4) Multiple Paid: 7.6x and ~6x EBITDA (pre and post-synergies, respectively) Materially increased footprint (10 new states of operation & D.C.) Further diversified ARKO’s cash flow and provided ARKO with a scaled wholesale platform ARKO expects to achieve significant synergies from the transaction moving forward Enhanced ARKO’s competitiveness as an acquiror BENEFITS TO COMBINATION 1,537 23 Top 10 1.1 Billion Total Stores Operated and/or Supplied(1) Acquisitions Since 2011 Super-Jobbers(2) In the U.S. Fuel Gallons Distributed in 2019 ($ in millions) SIGNIFICANT SYNERGIES EXPECTED (3) ARKO expects to achieve significantly more synergies moving forward

FINANCIAL OVERVIEW

Strong Track Record of Growth Projected to Continue Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. ARKO is an industry leader with strong projected earnings and sales growth >100% Increase in Fuel Volume Upon Empire Closing HISTORICAL AND PROJECTED ADJUSTED EBITDA(1) HISTORICAL AND PROJECTED IN-STORE SALES HISTORICAL AND PROJECTED FUEL VOLUME SALES ($ in millions) ($ in 000s) (gallons in millions) CAGR: 27.7% CAGR: 15.8% CAGR: 30.7% STRONG GROWTH OUTLOOK $145-$150M 2020E Adj. EBITDA $210-$215M 2021E Pro Forma Adj. EBITDA(1) 9.4% 2020E In-Store Sales Growth ~$1.7 billion 2021E In-Store Sales 27.7% Fuel Volume Sales CAGR (2016-2021E) Excludes contribution from Empire Excludes contribution from Empire Excludes contribution from Empire

High Level of Confidence in 2020E Projections Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Management estimate based on preliminary financial results. Same-store sales comparison for October 1st through October 18th period. SAME-STORE IN-STORE SALES Retreat of only (3.1%) during the worst of the pandemic; accelerated in more recent months as consumer behavior shifted and state re-openings were initiated CONSERVATIVELY DEVELOPED ADJUSTED EBITDA(1) PROJECTIONS ($ in millions) (2) ~94% of projections met through September Excluding extraordinary bonuses related to 2020 performance, YTD 9/30/20 Adjusted EBITDA(1) would be $143 to $145 million (3)

EBITDA Bridge 2019-2020 Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. (10.8%) 9.4% $11.3 88.5% Fuel Gallons Sales Growth In-Store Sales Growth Million in EBITDA Growth Related to Acquisitions Growth in Adj. EBITDA ARKO projects impressive in-store sales growth and EBITDA growth for 2020, with a favorable commodity pricing environment more than offsetting a falloff in fuel volume sales associated with the ongoing COVID-19 pandemic 19.5% Reduction in Credit Card Fees & Fuel Incentives +7.7¢ Cent Per Gallon Profit Expansion

EBITDA Bridge 2020-2021 Note: Includes $3.0 million of public company expenses. Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. 135.3% 10.2% $90.4 ~40.0% Fuel Gallons Sales Growth In-Store Sales Growth Million in EBITDA Growth Related to Acquisitions Growth in Adj. EBITDA 32 bps Merchandise Margin Expansion (5.7¢) Cent Per Gallon Retail Fuel Profit Contraction ARKO’s significant EBITDA growth projected for 2021 reflects the closing of Empire transaction (no contribution in 2020E projections) and execution of other growth initiatives driving sales and margin expansion

VALUATION PERSPECTIVE

2016-2019 RETURN ON INCREMENTAL INVESTED CAPITAL(5) NET DEBT / 2020E PRO FORMA ADJ. EBITDA(4) Publicly Traded Peer Analysis (3)Median multiple of ten most recent publicly disclosed U.S. transactions exceeding $1 billion (excluding ARKO related transactions). Excludes capital leases. Incremental EBITDA from 2016-2019 divided by total CapEx and acquisitions over that time period. Note: All company-specific financials reflect calendar year 2020 Capital IQ consensus projections; share price is current as of 8/28/20. Source: S&P Capital IQ, company filings, and Wall Street equity research. Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. Net purchase price of $336.5 million after giving effect to sale-leaseback transaction. Implied enterprise value of approximately 9x 2021E pro forma adjusted EBITDA(1) Comps (CASY and ATD.B) trade at 12.0x and 10.9x 2021E EBITDA, respectively ARKO story is unique: Rapid growth, huge embedded growth opportunity, exceptional return on capital $829.7 million(2) deployed by ARKO across 14 acquisitions (pre-2019) generating average first year return of 38.2% Recent U.S. M&A transactions(3) completed at 12.2x EBITDA EBITDA CAGR EV / EBITDA ENTERPRISE VALUE / 2021E PRO FORMA ADJ. EBITDA ADJ. EBITDA CAGR (2016-2020E) Net Debt / EBITDA ~29% (1) Return on Capital VALUATION HIGHLIGHTS (1)

Publicly Disclosed M&A Comparable Transactions Acquirer Target Date Deal Size ($MM) 4/20/18 $2,150 2/13/19 $1,075 $2,100 7/31/19 MEDIAN: 12.2X 1/23/18 $3,305 9/30/14 8/29/14 6/28/17 $4,278 $1,700 $2,874 $2,098 $1,600 12/22/17 PUBLICLY DISCLOSED EV / EBITDA MULTIPLES(1) 3/16/15 Source: Public filings, press releases and Wall Street equity research. Includes public deals over $1 billion within the U.S. 8/3/20 $21,000

APPENDIX 1: INDUSTRY OVERVIEW

Large, Growing, Recession-Resistant Industry U.S. IN-STORE C-STORE SALES VS. U.S. CONSUMPTION INDEX Industry has grown at a 3.4% CAGR over the last 12 years U.S. CONVENIENCE STORE IN-STORE SALES OVER TIME ($ in billions) ATTRACTIVE INDUSTRY DYNAMICS: Strong fundamentals Large, mature industry Consistent industry-wide sales and profitability growth; acquiring share from other retail channels Stable industry store count Highly fragmented Recession-resistant Minimal impact of covid-19 (net beneficial to ARKO) Perpetual value of convenience Historically adaptable in the face of headwinds Source: EIA, Department of Transportation, and Bureau of Economic Analysis. Note: PCE = Personal Consumption Expenditures.

Adjusting to COVID-19’s Impact on Convenience Store Channel Convenience stores were designated as essential businesses Decline in fuel volumes due to unprecedented demand erosion was more than offset by historically high fuel margins Simultaneously, inside sales benefitted from shifting consumer behavior as convenience store visits substituted for grocery shopping However, self-serve food/beverage items were negatively impacted Remodel program will be appropriately tailored for “new” consumer preferences, not encumbered by physical limitations Margin outperformance vs average NATIONAL FUEL MARGINS (cpg) Fuel Gross Profit (cpg) CHANGE IN CONSUMER BEHAVIOR ULTIMATELY BENEFITTING GPM ELEVATED MARGINS MORE THAN OFFSET DECLINES IN VOLUME Fuel Gross Profit (cpg) Fuel Gallons Sold (in millions) Historically high fuel margins offset unprecedented erosion of demand Peak Lockdown

Solid Performance Amidst Changing Industry Dynamics Source: NACS; excludes three vehicles with MSRPs of $100,000 or more. Source: Office of Energy Efficiency & Renewable Energy. Source: ICF Strategic Consulting. (4)The Electric Vehicle World Sales Database. (5)Source: Equity research published by Raymond James & Associates. (6)Source: Center for Disease Control and Prevention. MEANINGFUL ELECTRIC VEHICLE PENETRATION IS VIEWED AS A LONGER-TERM THREAT; ADOPTION MORE DISTANT FOR CONSUMERS IN ARKO’S RURAL FOOTPRINT (vehicles in 000’s) U.S. PLUG-IN VEHICLE SALES(4) ~$44,272 Average Price of EV’s in 2020(1) 5-25 hr. Charging Period for Home Chargers 20+ year ~1.8 Charging Units per 100 Miles in U.S. in 2019(2) Payback Period for Charging Unit Installation(3) ~(3%) Long-Term Historical Annual Decline in U.S. Cigarette Unit Consumption(5) ARKO TOBACCO SALES GROWING DESPITE FALLING U.S. CIGARETTE CONSUMPTION U.S. electric vehicles today represent a small share of total auto sales; overcoming hurdles to mass adoption including relative total cost of ownership, range anxiety and lack of infrastructure will be key to meaningful future penetration Despite decreasing cigarette consumption nationwide, U.S. c-store industry in-store sales and profits have proven resilient and continue to increase 8.2% CAGR U.S. CONVENIENCE STORE INDUSTRY NON-FUEL SALES ($ in billions) ARKO Same-Store Cigarette Sales Growth YoY for the Four Weeks Ended 6/28/20 11.0% 16.3% ARKO Same-Store Other Tobacco Products Sales Growth YoY for the Four Weeks Ended 6/28/20

APPENDIX 2: SUPPLEMENTARY COMPANY INFORMATION

Team with Talent and Track Record to Execute Growth Plan Other Senior Management Experienced individuals covering operations, finance, marketing, IT, merchandising, and M&A diligence and integration 20-40 YEARS EXPERIENCE ARIE KOTLER Founder, Director, CEO & President Acquired GPM Investments, LLC in 2011; operated and supplied 320 sites at the time CEO and Chairman of Arko Holdings Ltd. since 2005, a public company traded on the Tel Aviv Stock Exchange Spearheaded various real estate and fuel transactions totaling over $2 billion 19 YEARS EXPERIENCE DON BASSELL Chief Financial Officer Served as CFO of ARKO since April 2014 and previously from 2004 through 2010 Oversees accounting, finance, tax, treasury and financial reporting Served as the CFO of Mid-Atlantic Convenience Stores (Catterton-backed and sold to Sunoco) 37 YEARS EXPERIENCE EYAL NUCHAMOVITZ Executive Vice President & Director Joined ARKO in January 2012 as Executive Vice President Served as the Executive Vice President and CFO of Tarragon Corporation Served as CEO of Arkos USA, a U.S. subsidiary of ARKO Holdings Ltd. 19 YEARS EXPERIENCE MAURY BRICKS General Counsel Joined ARKO in 2013 from Greenberg Traurig, an international law firm Oversees legal matters including M&A, financing, contracting and litigation management Worked in finance for the pipeline and retail natural gas divisions of Shell Oil Company 18 YEARS EXPERIENCE MICHAEL BLOOM Executive Vice President & CMO Joined ARKO in 2019 from Fred’s Inc, a publicly traded pharmacy and value general merchandise chain where he was CEO Oversees product assortment, merchandising, store brands, pricing, advertising, PR, in-store services, deli’s, store prototype development, loyalty and franchises Prior to working at Fred’s Inc., served as President and COO of Family Dollar and EVP of Merchandising, Marketing and Supply Chain at CVS Health 39 YEARS EXPERIENCE CHRIS GIACOBONE Chief Operating Officer Joined ARKO with the acquisition of sites from DB Marts in 2004 Oversees operations, fuel pricing, supply, transportation and facilities Served on the Board of Directors for the New England Convenience Store Association 26 YEARS EXPERIENCE

Haymaker’s View: Compelling Transaction, Attractive End Market, Proven Operator, Acquiror & Differentiated Market Leader ARKO HAS A CONSISTENT RECORD OF DELIVERING EXCEPTIONAL GROWTH FOR ITS INVESTORS ~29% adjusted EBITDA(1) CAGR from 2016 to 2020E (2020E adjusted EBITDA of ~$145-150 million) Store count has grown 4.4x over the past seven years Capital deployed for acquisitions has generated average first year returns of 38.2%(2) ARKO ALIGNS PERFECTLY WITH HAYMAKER’S ACQUISITION CRITERIA Differentiated market leader: 7th largest national convenience store network(3) with unique community-brand strategy Diversified and predictable cash flow with nearly two-thirds of gross profit from resilient and growing in-store (non-fuel) sales Experienced and highly motivated public caliber management team ARKO WILL MAINTAIN ROLE AS A LEADING INDUSTRY CONSOLIDATOR WHILE EXECUTING UPON A PARALLEL ORGANIC GROWTH STRATEGY Continued core acquisition strategy as a best-in-class acquiror Aggressive remodel opportunity: 360 sites to be remodeled over three to five years with conservatively estimated ~$72 million of incremental EBITDA upside Doubled scale with strategic acquisition of Empire Petroleum business IMPLIED VALUATION PROVIDES ATTRACTIVE DISCOUNT TO PUBLICLY-TRADED PEERS Implied total enterprise value of ~$2 billion or ~9x 2021E pro forma adjusted EBITDA(1) of ~$210 - $215 million Publicly traded peers (CASY and ATD.B) trade at 12.0x and 10.9x 2021E EBITDA, respectively ROBUST EBITDA GROWTH & HIGH FREE CASH FLOW CONVERSION DRIVE ATTRACTIVE SHAREHOLDER RETURNS Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period. Based on one-year post-transaction EBITDA of 14 pre-2019 and 2020 acquisitions (due to lack of visibility), before G&A expenses. According to CSP’s Top 202 Convenience Stores 2020; includes only company-operated locations.

Industry Continues to Experience Meaningful Consolidation Activity Source: Raymond James database. Note: Includes U.S. convenience store transactions, including acquisitions of dealer-operated sites. Excludes sale-leaseback transactions. Includes 3,900 store acquisition of Speedway by 7-Eleven. 24 36 56 50 41 53 38 20 Transaction Count TOTAL INDUSTRY TRANSACTION VOLUME (by store count) (1)

Diversified Community Brands with Regional Footprints Note: Store count as of 6/1/20; excludes nine Dunkin’ locations, two standalone Subway locations, as well as 36 additional stores carrying banners with less than ten locations across network including one banner acquired in 2019. Excludes 84 retail sites acquired from Empire on 10/6/2020. 265 2018 212 Legacy 144 2013 131 2016 94 2015 92 2017 55 Multiple 51 2019 39 2016 29 2015 28 2013 22 2013 17 2019 16 2016 16 2015 11 2018 SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. SITES YEAR ACQ. AR, LA, OK, TX IL, IN, MI, OH CT, IA, IL, IN, KY, MI, NC, NE, PA, TN, VA NC, SC, TN, VA IN, MI NC, SC, TN, VA IL, IA, KY, IN, NE, MI WI KY, VA IN, MI SC SC FL IL, MO TN MI STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION STATE(S) OF OPERATION (formerly Road Ranger and Gas Mart)

Representative Site Photos

Representative Site Photos

APPENDIX 3: SUPPLEMENTARY FINANCIAL INFORMATION

Pro Forma Capitalization Total capacity of up to $140 million. Current availability of $100 million with the option to add an accordion facility of $200 million. Cash contributed to pro forma balance sheet comprised of $406 million of cash in Haymaker trust account, reduced by $100 million to fund assumed Arko Holdings Ltd. shareholder cash elections as well as assumed transaction expenses of $42 million. Assumes no Haymaker shareholder redemptions. Current ARKO cash balance includes $32 million of posted cash collateral; does not include Arko Holdings Ltd. cash. Adjusted EBITDA is calculated as EBITDA further adjusted by excluding the gain or loss on disposal of assets, impairment charges, acquisition costs, other non-cash items, and other unusual or non-recurring charges. Pro forma Adjusted EBITDA gives effect to acquisitions and synergies for the entire period presented irrespective of the actual timing of acquisitions or commencement of synergies during the period.

Debt Schedule Until this loan is fully repaid, 98% of the outstanding principal amount of this loan is secured by U.S. Treasury or other investment grade securities. Facility Principal Interest Rate Prepayment Penalty Amortization Covenants Issue Date Maturity Estimated at Close As of 6/30/20 GPM Investments PNC Line of Credit $140 facility size ($0.0 outstanding) $0.0 LIBOR+1.75% or base rate +0.5% Unused fee of 0.375% 0.5% on or prior to December 22, 2020 n/a n/a 2/28/2020 (amended) Earlier of (a) December 22, 2022; and (b) the day that is 90 days prior to 3 months before the Eighth Anniversary Effective Date under the GPMI Operating Agreement Ares Term Loan $225.0 $161.6 LIBOR (1.5% floor) + 4.75% or base rate +3.75% Unused fee 1% per annum 1% within the first year 1% per annum Leverage will not exceed 7x until 12/31/2021, 6.75x until 12/31/22 and 6.5x from March 23, 2023 and each financial quarter thereafter 2/28/2020 2/28/2027 M&T Term Loan $29.6 $26.1 5.06% ($3.6 of which bears interest at 4.17%-5.26%) Ranges from 2% to 1% based on amount outstanding and prepayment date Various amortization schedules Leverage will not exceed 7x until 12/31/2021, 6.75x until 12/31/22, and 6.5x from 2023 and thereafter Debt service coverage ratio no less than 1.35x (calculated with respect to M&T collateral only) 12/21/2016 12/10/2021 ($26.0 of loan) Arko Term Loan $25.0 $25.0 5.0% per annum 1% commitment fee Penalty based on time since date of issuance as follows: (i) 5% within one year, (ii) 4% within two years, (iii) 3% within three years, (iv) 2% within four years, and (v) 1% between year 4 and the maturity date Amortizes based on 15 year schedule Under the Arko Master Covenant Agreement dated as of June 30, 2020, Leverage ratio will not exceed 7x until December 31, 2021, 6.75x from March 31, 2022 to December 31, 2022, and 6.5x from March 31, 2023 and each fiscal quarter thereafter 6/30/2020 6/1/2025 GPM Petroleum LP (wholesale fuel subsidiary) Capital One Revolver $398.3 ($500 facility size; increase to $700 upon request, subject to terms) $48.3 LIBOR + 2.25% to 3.25% or base rate + 1.25% to 2.25% Unused fee ranges from 0.3% to 0.5% n/a n/a Leverage ratio of no greater than 4.25x at GPMP Interest ratio of no less than 2.5x at GPMP 1/12/2016 (initial) 4/1/2020 (escalation agreement) 7/15/2024 PNC Term Loan(1) $32.4 $32.4 LIBOR + 0.50% or base rate n/a $0.0 Leverage ratio of no greater than 4.25x at GPMP Interest ratio of no less than 2.5x at GPMP 1/12/2016 12/22/2022 ($ in millions)

Reconciliation of Arko Holdings, Ltd. GAAP Net Income to Adjusted EBITDA Note: See footnotes on following page.

Reconciliation of Arko Holdings, Ltd. GAAP Net Income to Adjusted EBITDA (Cont’d) Eliminates the non-cash portion of rent, which reflects the extent to which our GAAP rent expense recognized exceeds (or is less than) our cash rent payments. The GAAP rent expense adjustment can vary depending on the terms of our lease portfolio, which has been impacted by our recent acquisitions. For newer leases, our rent expense recognized typically exceeds our cash rent payments, while for more mature leases, rent expense recognized is typically less than our cash rent payments. Eliminates amortization of favorable and unfavorable lease assets and liabilities. Eliminates costs incurred that are directly attributable to historical business acquisitions and salaries of employees whose primary job function is to execute the Company's acquisition strategy and facilitate integration of acquired companies. Eliminates the bargain purchase gains recognized as a result of the Town Star acquisition in 2019 and E-Z Mart acquisition in 2018. Eliminates the non-cash (gain) loss from the sale of property and equipment, the gain recognized upon the sale of related leased assets, including $6.0 million related to the sale of eight store sites in 2019, and amortization of deferred gains on sale-leaseback transactions in 2018 and 2017 and impairment charges on property and equipment and right-of-use assets related to closed and non-performing stores. Eliminates non-cash stock-based compensation expense related to the ongoing equity incentive program in place to incentivize, retain, and motivate our employees and officers. Eliminates the Company's share of loss attributable to its unconsolidated equity investment. Eliminates non-beneficial cost related to potential initial public offering of master limited partnership. Eliminates the impact of mainly timing differences related to amounts paid in settlement of the pension fund claim filed against the Company, as discussed in Note 12 of the Consolidated Financial Statements. Eliminates the one-time expense associated with our global merchandising optimization efforts. Eliminates other unusual or non-recurring items that management does not consider to be meaningful in assessing operating performance.

Adjusted EBITDA Reconciliation: Arko Holdings Ltd. to ARKO

Significant Community Brand Equity Across Expansive Store Portfolio